Exhibit 12.1

STATEMENT REGARDING RATIO OF EARNINGS TO FIXED CHARGES

Brown & Brown’s ratio of earnings to fixed charges for each of the periods indicated as follows:

	FOR THE NINE MONTHS ENDED SEPTEMBER 30,		FOR THE YEAR ENDED DECEMBER 31,
	2017	2016	2016	2015	2014	2013	2012

Fixed Charges:
Interest expensed and capitalized	$28,949	$29,617	$39,481	$39,248	$28,408	$16,440	$16,097
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—	—
Estimate of interest within rental expense	—	—	—	—	—	—	—
Preferenced security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—
Total Fixed Charges	$28,949	$29,617	$39,481	$39,248	$28,408	$16,440	$16,097
Earnings
Pretax income	$343,388	$328,598	$423,499	$402,559	$339,749	$357,609	$304,811
Addback
Fixed charges	28,949	29,617	39,481	39,248	28,408	16,440	16,097
Amortization of capitalized interest	—	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—	—
Losses of equity investees	—	—	—	—	—	—	—
Less
Interest capitalized
Preference security divided requirement of Consolidated subsidiaries	—	—	—	—	—	—	—
Minority interest in pre-tax income	—	—	—	—	—	—	—
Total Earnings	$372,337	$358,215	$462,980	$441,807	$368,157	$374,049	$320,908
Ratio of Earnings to Fixed Charges	12.9	12.1	11.7	11.3	13.0	22.8	19.9